

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2024

Juan Vera
Chief Executive Officer
Marker Therapeutics, Inc.
2450 Holcombe Blvd
Suite BCM-A, MS: BCM251
Houston, TX 77021

> **Re: Marker Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 27, 2024**
> **File No. 333-283512**

Dear Juan Vera:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark A. Catchur